H. Grady Thrasher, IV d: 404-760-6002 gthrasher@tlslaw.com

June 27, 2014

Mara L. Ransom
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC  20549

Re:	Gold Party Payday, Inc. (the “Company”) Form 8-K Filed May 20, 2014 Amendment No. 1 to Form 8-K Filed June 12, 2014 File No. 000-54915

Dear Ms. Ransom:

On behalf of the Company, we are responding to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 16, 2014 (the “Letter”) relating to the above referenced filings.

For your convenience, we have repeated each comment from the Staff’s Letter in bold immediately prior to our responses below.

Form 8-K Filed May 20, 2014 and Amendment No. 1 to Form 8-K Filed June 12, 2014

1.
We note that you have not treated the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status as you have not provided Item 5.06 information, and you have relied on Item 9.01(a)(4) of Form 8-K to provide the financial information required by Item 9.01 of Form 8-K, which is not available to companies that were shell companies prior to the transaction being reported. However, based on your Form 10-Q for the fiscal quarter ended March 31, 2014, it appears that you may have been a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. We note that, as of March 31, 2014, you had nominal assets, and we note the disclosure on page 8 of such Form 10-Q that you have generated nominal revenues. Please provide us with your analysis as to why you did not treat the transaction that is the subject of the above-referenced Form 8-K as a change in shell company status. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 5.06 of Form 8-K.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission
June 27, 2014

Company Response:

The Company respectfully submits that the transaction that is the subject of the above-referenced Form 8-K (the “Merger”) was not a change in shell company status and, as a result, did not trigger Item 5.06 of Form 8-K.  However, the Company notes that it has provided in the above-referenced Form 8-K and subsequent amendment thereto, all information that would have been required had the transaction triggered Item 5.06.

The Company has concluded that it was not at the time of the transaction, nor has it ever been, a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In reaching this conclusion, the Company has relied upon (i) precedent provided by a rule release circulated by the Commission with respect to the meaning of “shell company,” and (ii) an analysis of facts and circumstances regarding the operations of the Company.

Rule 12b-2 defines a “shell company” as “a registrant, other than an asset-backed issuer … , that has:
(1) no or nominal operations; and
(2) either:
(i) no or nominal assets;
(ii) assets consisting solely of cash and cash equivalents; or
(iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”

The Commission provides clarity with respect to the intended scope of application of the “shell company” definition in its adopting release titled Revisions to Rules 144 and 145 (Rel. No. 33-8869; File No. S7-11-07), at footnote 172.  In response to commenter concerns about the application of the “shell company” definition, the Commission indicates that it does not intend for the definition to include start-up companies or those companies with limited operating histories, as such companies are not companies that have “no or nominal operations,” stating specifically:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Commission’s position that such companies are engaged in the pursuit of the development of their businesses and such pursuit would not be considered “no or nominal operations” within the meaning of Rule 12b-2 is dispositive, regardless of whether such companies may have yet to be successful in accumulating assets or generating revenues.  Under the definition of “shell company” set forth in Rule 12b-2 of the Exchange Act, if a company has more than “no or nominal operations”, the company is not a shell company and no further inquiry is required.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission
June 27, 2014

Company History and Operations

The Company’s predecessor, Gold Party Payday, LLC, was organized as a Limited Liability Company on August 16, 2011 under the laws of the State of California.  We were incorporated on September 19, 2011 under the laws of the State of Delaware.  We made an initial filing of a registration statement on Form S-1 on February 10, 2012, which registration statement was declared effective by the Commission on June 25, 2012.

From our inception up to and through the Merger, the Company’s primary business consisted of organizing events and parties in which guests bring their unwanted jewelry, scrap gold and silver, coins and other gold and silver items to sell to us at a discount, after which we resold the items to refineries (collectively, the “Gold Party Business”).  The Company generated revenues by selling our inventory to the refineries and used our available cash to source our inventory from guests attending the events and parties we organized.

The Company pursued the Gold Party Business and the development thereof from its inception up to and through the Merger, when the Gold Party Business was discontinued in favor of pursuing the business of the newly acquired company.  Throughout the startup period of the Company, the Company’s operations and business development efforts are reflected in the Company’s public reports made to the Commission.

In the Company’s very first Quarterly Report on Form 10-Q for the three months ended June 30, 2012, the Company shows an increase in inventory of $2,182 over the initial filing made by the Company on Form S-1 and revenue for the period of $3,417.  These numbers show that the Company was actively operating the Gold Party Business, both in terms of increasing its inventory via hosted events and generating revenue by selling inventory to refineries.  At the same time, the Company’s sole shareholder was investing additional capital in the growth of the business.

Similar startup operational activity can be found in most of the other period reports filed with the Commission.  An additional $600 of revenue was generated during the three months ended September 30, 2012, as the Company reduced inventory sales due to depressed gold prices during that time and the Company’s pending initial public offering.  The Company focused on developing the Gold Party Business and conducting its initial public offering during the next two fiscal quarters (ending December 31, 2012 and March 31, 2013).  The initial public offering provided over $40,000, which was used to pay accrued expenses and fund expanded operations of the Company over the following quarters.

Due to the relative success of the initial public offering, the Company was quite active in its core operations immediately following the closing of the offering, organizing events that resulted in an influx of inventory to $17,773 for the three months ended June 30, 2013.  Much of this inventory was sold during the following quarter, generating revenue for the fiscal year ended September 30, 2013 in the amount of $10,544.  The Company continued to transact inventory during the three months ended December 31, 2013, but to a lesser extent as gold prices continued to depress, resulting in only $380 revenue.

The Commission correctly points out that our Form 10-Q for the three months ended March 31, 2014 reflects assets and revenues that were not substantial for the reported period.  However, these numbers show that the Company continued its startup operation of the Gold Party Business by organizing enough successful events to increase its inventory by over 110% compared to the prior period, to $7,168.  Unfortunately, increase in Company revenue did not follow as gold prices remained well below the peaks reached in 2012, as the Company held inventory in hopes of higher gold prices and only generated $410 during this period.

As evidenced by the Company’s public filings, up to and through the Merger, the Company has (a) been consistently engaged in executing a plan of operations with respect to the Gold Party Business; (b) engaged in efforts to raise financing to further develop and carry out the operation plan for the Gold Party Business; (c) received capital funding and loans from its founding shareholder to further develop and carry out the operation plan for the Gold Party Business; (d) acquired, held and disposed of its inventory in a manner that is and has been consistent with the Gold Party Business plan of operation; (e) generated revenues and expenses in connection with the operation of the Gold Party Business; and (f) continuously operated the Gold Party Business without material interruption.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission
June 27, 2014

Conclusion

The Company has consistently operated the Gold Party Business and pursued the development thereof in a manner consistent with a startup company, has maintained on the cover pages of its periodic reports filed with the Commission that it is not a “shell company,” and, in its periodic reports and the financial statements filed therewith, has noted that it is in the development stage of its business.  Based on the foregoing analysis, the Company respectfully submits that it was not and has never been a “shell company” within the meaning of Rule 12b-2 prior to the Merger.

Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours, THRASHER LISS & SMITH, LLC /s/ H. Grady Thrasher, IV H. Grady Thrasher, IV

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission
June 27, 2014

Exhibit “A”

June 27, 2014

Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

Re:	Gold Party Payday, Inc. (the “Company”) Form 8-K Filed May 20, 2014 Amendment No. 1 to Form 8-K Filed June 12, 2014 File No. 000-54915

Dear Ms. Ransom:

In connection with the letter filed by our securities counsel on June 27, 2014 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated June 16, 2014, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Gold Party Payday, Inc. /s/ Benjamin Ward Benjamin Ward President, CEO and Director